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Report of Independent Accountants

To the Board of Directors and Shareholder of

GMAC Commercial Mortgage Corporation:

We have examined management’s assertion, dated February 23, 2004, about GMAC Commercial Mortgage Corporation’s (the “Company’s”) compliance with its established minimum servicing policy (“Servicing Policy”), which management derived from the Mortgage Bankers Association of America’s Uniform Single Attestation Program for Mortgage Bankers (“USAP”), as of and for the year ended December 31, 2003 included in the accompanying management assertion (see Exhibit I). Management is responsible for the Company’s compliance with the Servicing Policy. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the Servicing Policy and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with its Servicing Policy.

In our opinion, management’s assertion that, except for instances of noncompliance, the Company complied with the aforementioned Servicing Policy as of and for the year ended December 31, 2003, is fairly stated, in all material respects.

/s/ PricewaterhouseCoopers LLP

February 23, 2004